DIRECT DIAL: 212.451.2289
EMAIL: AFINERMAN@OLSHANLAW.COM
September 23, 2010

Daniel F. Duchovny, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549

Re:	SL Industries, Inc.
Schedule TO-I
Filed September 15, 2010
File No. 005-34262

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated September 20, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with SL Industries, Inc. (the “Company”) and provide the following supplemental response on its behalf.  Enclosed herewith is Amendment No. 1 to the Company’s Tender Offer Statement on Schedule TO-I (“Amendment No. 1”) and the Company’s response to the Comment Letter concerning the Company’s Schedule TO-I and related Offer to Purchase, dated September 15, 2010 (the “Offer to Purchase”), included as exhibit (a)(1)(i) to the Company’s Schedule TO-I. Unless otherwise indicated, the page references below are references to page numbers in the originally filed Offer to Purchase.  Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 1.  Our responses are numbered to correspond to your comments.

Schedule TO-I
Item 10. Financial Statements

1.
We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A.  Please tell us why you have determined that the information required by Item 1010(b) is not applicable and why you have not provided the summary information required by Item 1010(c).

September 23, 2010

Response:  Item 10 of Schedule TO requires that financial information required by Item 1010(a) and (b) of Regulation M-A be furnished “if material.” Instruction 2 of Item 10 of Schedule TO provides that financial statements are not considered material if the following three tests are met, all of which are met with respect to the Offer:

(i)   The consideration offered consists solely of cash.

(ii)  The offer is not subject to any financing condition.

(iii)   The Company is a reporting company under Section 13(a) of the Securities Exchange Act of 1934 that files reports electronically on EDGAR.

The Company believes that pursuant to this test its financial statements are not material and are not required to be provided.  The Company’s decision to incorporate its financial statements by reference is not an acknowledgement that disclosure of its financial statements is required under Schedule TO or Regulation M-A.

By the terms of Item 1010(c) of Regulation M-A and Instruction 6 of Item 10 of Schedule TO, the Company is only required to comply with 1010(c) if compliance with Item 1010(a) and (b) is required. The Securities and Exchange Commission has, in Regulation M-A telephone interpretation I.H.7 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, affirmed that “when financial information is considered material, the disclosure materials disseminated to security holders must contain at least summarized financial information,” and by implication when not material the disclosure materials need not contain such information.  For the reasons provided above, the Company believes that its financial statements are not material and accordingly the Company is also not required to provide the  information required by Item 1010(c) of Regulation M-A.

The Offer
Purchase of Shares and Payment of Purchase Price, page 21

2.	Please tell us how your payment for tendered shares to commence “at least five (5) business days after the Expiration Date” is consistent with the requirements of Rule 14e-1(c).

Response:  The Company has revised the disclosure on pages 5, 12 and 21 of the Offer to Purchase to indicate that the final proration factor will be announced, and payment for any shares purchased pursuant to the Offer will be made, promptly after the expiration of the Offer as required by Rule 14e-1(c).

September 23, 2010

Conditions of the Offer, page 22

3.
We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.”  Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer.  Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer.  Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Response:

The Company has revised the disclosure on page 25 of the Offer to Purchase to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

4.
Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

Response: The Company has authorized us to confirm on its behalf that it understands  the Staff’s position in the Staff’s comment.

5.
Please see our comment above.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the company’s understanding in your response letter.

Response: The Company has authorized us to confirm on its behalf that it understands the Staff’s position in the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 32.

6.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

September 23, 2010

Response:  The Company has revised the disclosure on page 35 of the Offer to Purchase to delete this legend.

I welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2289.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:  William T. Fejes, SL Industries, Inc.
       Louis Belardi, SL Industries, Inc.